SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO. ___)*

                    Under the Securities Exchange Act of 1934

                         Urstadt Biddle Properties Inc.
                   -------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   917286 20 5
                 ----------------------------------------------
                                 (CUSIP Number)

                               Charles J. Urstadt
                         Urstadt Biddle Properties Inc.
                               321 Railroad Avenue
                          Greenwich, Connecticut 06830
                                 (203) 863-8200
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 14, 1998
                 -----------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)1-(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 14 Pages

CUSIP NO. 917286 20 5

--------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of Above Person (Entities Only)

                           Charles J. Urstadt
--------------------------------------------------------------------------------
2    Check  the   Appropriate  Box  If  a Member of a Group
                                     a. [ ]
                                     b. [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds

                                       N/A
--------------------------------------------------------------------------------
5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization

                            United States of America

--------------------------------------------------------------------------------

                       7    Sole Voting Power
      Number of                   15,800
       Shares         ----------------------------------------------------------
     Beneficially      8    Shared Voting Power
       Owned by                  925,000
         Each         ----------------------------------------------------------
      Reporting        9    Sole Dispositive Power
     Person With                  15,800
                      ----------------------------------------------------------
                       10   Shared Dispositive Power
                                 925,000
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                 990,800
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                 18.0%
--------------------------------------------------------------------------------
14    Type of Reporting Person

                                    IN
--------------------------------------------------------------------------------


                               Page 2 of 14 Pages

CUSIP NO. 917286 20 5

--------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of Above Person (Entities Only)

                            Urstadt Property Company, Inc.
--------------------------------------------------------------------------------
2    Check  the   Appropriate  Box  If  a Member of a Group
                                     a. [ ]
                                     b. [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds

                                       N/A
--------------------------------------------------------------------------------
5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization

                                    Delaware

--------------------------------------------------------------------------------
                       7    Sole Voting Power
      Number of                         0
       Shares         ----------------------------------------------------------
     Beneficially      8    Shared Voting Power
       Owned by                    25,000
         Each         ----------------------------------------------------------
      Reporting        9    Sole Dispositive Power
     Person With                        0
                      ----------------------------------------------------------
                       10   Shared Dispositive Power
                                   25,000
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                   25,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                      0.5%
--------------------------------------------------------------------------------
14    Type of Reporting Person

                                    CO
--------------------------------------------------------------------------------


                               Page 3 of 14 Pages

CUSIP NO. 917286 20 5

--------------------------------------------------------------------------------

1    Name of Reporting Person
     I.R.S. Identification No. of Above Person (Entities Only)

                                Elinor F. Urstadt
--------------------------------------------------------------------------------
2    Check  the   Appropriate  Box  If  a Member of a Group
                                     a. [ ]
                                     b. [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds

                                       N/A
--------------------------------------------------------------------------------
5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6    Citizenship or Place of Organization

                            United States of America
--------------------------------------------------------------------------------

                       7    Sole Voting Power
      Number of                   50,000
       Shares         ----------------------------------------------------------
     Beneficially      8    Shared Voting Power
       Owned by                        0
         Each         ----------------------------------------------------------
      Reporting        9    Sole Dispositive Power
     Person With                  50,000
                      ----------------------------------------------------------
                       10   Shared Dispositive Power
                                       0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                  50,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                       0.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person

                                       IN
--------------------------------------------------------------------------------


                               Page 4 of 14 Pages

CUSIP NO. 917286 20 5

--------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of Above Person (Entities Only)

                   Catherine Urstadt Biddle Irrevocable Trust,
                      by Charles J. Urstadt as Sole Trustee

--------------------------------------------------------------------------------
2    Check  the   Appropriate  Box  If  a Member of a Group
                                     a. [ ]
                                     b. [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds

                                       N/A
--------------------------------------------------------------------------------
5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6    Citizenship or Place of Organization

                            United States of America
--------------------------------------------------------------------------------

                       7    Sole Voting Power
      Number of                         0
       Shares         ----------------------------------------------------------
     Beneficially      8    Shared Voting Power
       Owned by                   450,000
         Each         ----------------------------------------------------------
      Reporting        9    Sole Dispositive Power
     Person With                        0
                      ----------------------------------------------------------
                       10   Shared Dispositive Power
                                  450,000
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                  450,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                         8.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person

                                       OO
--------------------------------------------------------------------------------


                               Page 5 of 14 Pages

CUSIP NO. 917286 20 5


--------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of Above Person (Entities Only)

                      Charles D. Urstadt Irrevocable Trust,
                      by Charles J. Urstadt as Sole Trustee
--------------------------------------------------------------------------------
2    Check  the   Appropriate  Box  If  a Member of a Group
                                     a. [ ]
                                     b. [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds

                                       N/A
--------------------------------------------------------------------------------
5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6    Citizenship or Place of Organization

                            United States of America
--------------------------------------------------------------------------------

                       7    Sole Voting Power
      Number of                         0
       Shares         ----------------------------------------------------------
     Beneficially      8    Shared Voting Power
       Owned by                   450,000
         Each         ----------------------------------------------------------
      Reporting        9    Sole Dispositive Power
     Person With                        0
                      ----------------------------------------------------------
                       10   Shared Dispositive Power
                                  450,000
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                  450,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                        8.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person

                                       OO
--------------------------------------------------------------------------------


                               Page 6 of 14 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Schedule 13D") relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Urstadt Biddle Properties Inc., a Maryland corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 321 Railroad Avenue, Greenwich, Connecticut 06830.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed on behalf of: (i) Urstadt Property Company, Inc. ("UPCO"); (ii) Charles J. Urstadt ("Mr. Urstadt"); (iii) Elinor F. Urstadt ("Mrs. Urstadt"); (iv) Catherine Urstadt Biddle Irrevocable Trust (the "CUB Trust"), by Charles J. Urstadt as Sole Trustee; and (v) Charles D. Urstadt Irrevocable Trust (the "CDU Trust"), by Charles J. Urstadt as Sole Trustee.

         UPCO is a Delaware corporation engaged in the business of real estate investments. The principal office and business address of UPCO is 2 Park Place, Bronxville, New York 10708. The respective names, business addresses, present principal occupations and citizenships of each director and executive officer of UPCO are set forth on Schedule I hereto.

         Mr. Urstadt is the Chairman and Chief Executive Officer of the Issuer. His business address is Urstadt Biddle Properties Inc., 321 Railroad Avenue, Greenwich, Connecticut 06830. Mr. Urstadt is also the Chairman of the Board of UPCO.

         Mrs. Urstadt is engaged in the business of real estate investments. Her business address is Urstadt Property Company, Inc., 2 Park Place, Bronxville, New York 10708.

         The CUB Trust is an irrevocable trust created by Mr. Urstadt's daughter, Catherine Urstadt Biddle, who is the beneficiary. Mr. Urstadt is the sole trustee of the CUB Trust and, for purposes of this Schedule 13D, may be deemed to be the beneficial owner of the shares of Class A Common Stock owned by the CUB Trust.

         The CDU Trust is an irrevocable trust created by Mr. Urstadt's son, Charles D. Urstadt, a director of the Issuer, who is the beneficiary. Mr. Urstadt is the sole trustee of the CDU Trust and, for purposes of this Schedule 13D, may be deemed to be the beneficial owner of the shares of Class A Common Stock owned by the CDU Trust.

         None of UPCO, Mr. Urstadt, Mrs. Urstadt or, to the best knowledge of such parties, any of the persons listed on Schedule I hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         UPCO is a corporation organized and existing under the laws of the State of Delaware. Mr. Urstadt, Mrs. Urstadt and each of the persons listed on Schedule I hereto are citizens of the United States of America.

                               Page 7 of 14 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The securities were acquired pursuant to a special stock dividend (the "Stock Dividend"), declared by the Board of Directors of the Issuer on June 16, 1998, on the Common Stock, par value $.01 per share (the "Common Stock"), of the Issuer, consisting of one share of the newly created Class A Common Stock for each share of Common Stock outstanding as of the close of business on July 31, 1998 (the "Record Date"). The Stock Dividend was payable on August 14, 1998 to holders of record of the Common Stock at the close of business on the Record Date.

ITEM 4.  PURPOSE OF TRANSACTION.

         As discussed in Item 3 of this Schedule 13D, the Class A Common Stock was acquired by each of the reporting persons pursuant to the Stock Dividend.

         Mr.  Urstadt  is the  beneficial  owner of  approximately  25.0% of the outstanding shares of Common Stock and, upon payment of the Stock Dividend, Mr. Urstadt acquired approximately 18.0% of the outstanding shares of Class A Common Stock. Should Mr. Urstadt sell shares of Class A Common Stock and purchase additional shares of Common Stock, Mr. Urstadt could increase his percentage voting power. Depending upon the actual number of shares of Common Stock acquired by Mr. Urstadt, his position could make it more difficult for a third party to effect an unsolicited take-over attempt or to replace the current members of the Board of Directors of the Issuer, thereby possibly depriving stockholders of the Issuer of an opportunity to sell their shares at a premium over prevailing market prices. While Mr. Urstadt has no present plans or arrangements to acquire or dispose of any shares of Common Stock or Class A Common Stock, it is possible that he could dispose of shares of Class A Common Stock and acquire shares of Common Stock and it is his current intention that if he were to acquire or dispose of any shares, he would acquire shares of Common Stock and dispose of shares of Class A Common Stock. Any such purchases and sales would be dependent upon a number of factors, including market conditions, availability of the shares, market prices and other factors.

         Except as specifically set forth in this Item 4, none of UPCO, Mr. Urstadt, Mrs. Urstadt, the CUB Trust, the CDU Trust, or, to the best knowledge of such parties, any of the persons listed on Schedule I hereto, has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of
         Item 4 of Schedule 13D, although such persons may develop such plans or proposals.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) UPCO is the beneficial owner of 25,000 shares of Class A Common Stock, constituting 0.5% of the 5,499,717 shares of Class A Common Stock outstanding as of August 21, 1998.

               Mr. Urstadt is the beneficial owner of 15,800 shares of Class A Common Stock individually, which, when added to the 25,000 shares of Class A Common Stock held by UPCO, the 450,000 shares of Class A Common Stock held by the CUB Trust, the 450,000 shares of Class A Common Stock held by the CDU Trust and the 50,000 shares held by Mrs. Urstadt, constitute 990,800 shares of Class A Common

                               Page 8 of 14 Pages

               Stock, or 18.0% of the 5,499,717 shares of Class A Common Stock outstanding as of August 21, 1998.

               Mrs. Urstadt is the beneficial owner of 50,000 shares of Class A Common Stock, constituting 0.9% of the 5,499,717 shares of Class A Common Stock outstanding as of August 21, 1998.

               The CUB Trust is the beneficial owner of 450,000 shares of Class A Common Stock, constituting 8.2% of the 5,499,717 shares of Class A Common Stock outstanding as of August 21, 1998.

               The CDU Trust is the beneficial owner of 450,000 shares of Class A Common Stock, constituting 8.2% of the 5,499,717 shares of Class A Common Stock outstanding as of August 21, 1998.

       (b) UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 25,000 shares of Class A Common Stock owned by UPCO in view of the fact that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

               Mr. Urstadt has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 15,800 shares of Class A Common Stock.

               Mrs. Urstadt has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 50,000 shares of Class A Common Stock.

               The CUB Trust and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 450,000 shares of Class A Common Stock owned by the CUB Trust in view of the fact that Mr. Urstadt is the sole trustee of the CUB Trust.

               The CDU Trust and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 450,000 shares of Class A Common Stock owned by the CDU Trust in view of the fact that Mr. Urstadt is the sole trustee of the CDU Trust.

        (c) All shares of Class A Common Stock were acquired by the persons referred to in Item 2 of this Schedule 13D pursuant to the Stock Dividend described in Item 3 of this Schedule 13D. None of UPCO, Mr. Urstadt, Mrs. Urstadt, the CUB Trust, the CDU Trust or, to the best knowledge of such parties, any of the persons listed on
               Schedule I hereto, has purchased or sold, or has effected any other transactions involving, any shares of the capital stock of the Issuer during the past 60 days.

        (d) Except as set forth in this Schedule 13D, no person is known by UPCO, Mr. Urstadt, Mrs. Urstadt, the CUB Trust or the CDU Trust to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Common Stock of the Issuer.

                               Page 9 of 14 Pages

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

               1.   Joint Filing Agreement, dated August 24, 1998.

                               Page 10 of 14 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 24, 1998

                               URSTADT PROPERTY COMPANY, INC.

                               By:  /s/ Charles J. Urstadt
                                    --------------------------------------------
                                    Name:    Charles J. Urstadt
                                    Title:   Chairman of the Board


                                      /s/ Charles J. Urstadt
                               ------------------------------------------
                                        Charles J. Urstadt

                                      /s/ Elinor F. Urstadt
                               ------------------------------------------
                                        Elinor F. Urstadt

                               CATHERINE URSTADT BIDDLE IRREVOCABLE
                               TRUST

                               By:      /s/ Charles J. Urstadt
                                        ---------------------------------------
                                        Name:    Charles J. Urstadt
                                        Title:   Trustee

                               CHARLES D. URSTADT IRREVOCABLE TRUST

                               By:      /s/ Charles J. Urstadt
                                        -----------------------------------
                                        Name:    Charles J. Urstadt
                                        Title:   Trustee





                               Page 11 of 14 Pages

                                   SCHEDULE I
                                   ----------

Reporting Person:                 Urstadt Property Company, Inc. ("UPCO")
                                  2 Park Place
                                  Bronxville, New York 10708

Executive Officers and Directors:

Name:...........................    Charles J. Urstadt
Position:.......................    Chairman
Principal Occupation
and Employment;
Business Address:...............    Chairman   of  UPCO;   Chairman   and  Chief
                                    Executive   Officer  of  the   Issuer;   the
                                    business  address  is 321  Railroad  Avenue,
                                    Greenwich, Connecticut 06830.
Citizenship:....................    United States of America

Name:    .......................    Charles D. Urstadt
Position:.......................    Director, President and Secretary
Principal Occupation
and Employment;
Business Address:...............    President   and   Secretary  of  UPCO;   the
                                    business    address   is   2   Park   Place,
                                    Bronxville, New York 10708.
Citizenship:....................    United States of America

Name:    .......................    Jeffrey Urstadt
Position:.......................    Director, Vice Chairman
Principal Occupation
and Employment;
Business Address:...............    Vice Chairman of UPCO; the business  address
                                    is 2 Park Place, Bronxville, New York 10708.
Citizenship:....................    United States of America

Name:    .......................    Daniel J. Keon
Position:.......................    Senior Vice President and Treasurer
Principal Occupation
and Employment;
Business Address:...............    Senior Vice President and Treasurer of UPCO;
                                    the  business   address  is  2  Park  Place,
                                    Bronxville, New York, 10708.
Citizenship:....................    United States of America

Name:    .......................    Catherine Urstadt Biddle
Position:.......................    Vice President and Assistant Secretary
Principal Occupation
and Employment;
Business Address:...............    Vice  President and Assistant  Secretary of
                                    UPCO; the business  address is 2 Park Place,
                                    Bronxville, New York 10708.
Citizenship:....................    United States of America




                               Page 12 of 14 Pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit
-------

1.                Joint Filing Agreement, dated August 24, 1998.






                               Page 13 of 14 Pages